FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure: No.1 Holding(s) in Company announcement made on 02 October, 2006
           No.2 Director/PDMR Shareholding announcement made on 05 October,2006 No.3 Directors' interests in share announcement made on
                05 October, 2006
           No.4 Director/PDMR Shareholding announcement made on 20 October,2006 No.5 Holding(s) in Company announcement made on 20 October, 2006


Enclosure: No.1

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 2 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 29 September 2006, Acambis received notification that, as of the close of business on 27 September 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 9,648,576 ordinary shares of 10p each, representing an 8.99% holding of Acambis' issued share capital.


Of these 9,648,576 shares:


a) the interest in 263,095 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 334,700 shares arose from an interest held by GS&Co, acting as custodian of 167,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 9,047,481 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.


                                     -ends-


Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary:

Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:

Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure: No.2

Increase in Director's shareholding


Cambridge, UK - 5 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ:
ACAM) announces that on 4 October 2006, David Lawrence, Chief Financial Officer, purchased a total of 1,600 shares at 169.8p per share for himself and on behalf of certain family members. After this transaction, the shareholding in Acambis held by Mr Lawrence and on behalf of his family (being connected persons) was 9,900 shares, representing approximately 0.01% of Acambis' issued share capital.


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary           Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor
Relations


                                     -ends-
About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure: No.3

Directors' interests in shares


Cambridge, UK - 5 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ:
ACAM) announces that, on 3 October 2006, the following grants of options under the Acambis 2006 Unapproved Share Option Plan were made to the two Executive
Directors:


                                                         Total shares over which
Director                               Share options       options held (note 1)

Gordon Cameron                               233,225                   1,184,521
David Lawrence                               127,096                     575,726



The share options were granted over ordinary 10p shares at an exercise price of 155p per share and are exercisable between 3 October 2009 and 2 October 2016. No amount was payable by the Directors on the grant of these share options.


Note 1: The total shares over which options (share options and long-term incentive awards) are held following the transactions detailed within this news release.


Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary                     Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor
Relations


                                     -ends-



About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure: No.4

Directors' interests in shares

Cambridge, UK and Cambridge, Massachusetts - 20 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that, on 12 October 2006, the following grants of options under the Acambis 1995 Savings-Related Share Option Scheme were made to two Executive Directors:


                                                    Total shares over which
Director                   Share options               options held (note 1)

Gordon Cameron                     8,008                          1,187,878
David Lawrence                     8,008                            579,083


The share options were granted over ordinary 10p shares at an exercise price of 118p per share. The exercise periods applicable are 1 December 2009 to 1 June 2010. No amount was payable by the Directors on the grant of these share options.

Note 1: The total shares over which options are held (share options and long-term incentive awards) following the above transactions detailed within this news release.

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary             Tel: +44 (0) 1223 275 300


                                     -ends-

About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No.5

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 20 October 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 19 September 2006, Acambis received notification that, as of the close of business on 17 October 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 9,672,938 ordinary shares of 10p each, representing an 9.01% holding of Acambis' issued share capital.


Of these 9,672,938 shares:


a) the interest in 461,765 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 334,700 shares arose from an interest held by GS&Co, acting as custodian of 167,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 8,873,173 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.



                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31st October, 2006                    ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.